Filed pursuant to Rule 433

Registration No. 333-121363

Relating to prospectus supplement dated March 9, 2006

Final Term Sheet

USD 1 billion 5.125% Global Notes due 2016

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD1,000,000,000

Denomination:	USD1,000

Maturity:	March 14, 2016

Redemption Amount:	100%

Interest Rate:	5.125% per annum, payable semi-annually in arrears

Date of Pricing:	March 7, 2006

Closing Date:	March 14, 2006

Interest Payment Dates:	March 14 and September 14 in each year

First Interest Payment Date:	September 14, 2006

Price to Public/Issue Price:	99.837%

Underwriting Commissions:	0.15%

Proceeds to KfW:	99.687%

Format:	SEC registered global notes

Listing:	Luxembourg Stock Exchange (Regulated Market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC, CBL, Euroclear

Selling Restrictions:	USA, European Economic Area, UK, Japan, Canada, Hong Kong

CUSIP:	500769BP8

ISIN:	US500769BP83

Rating of the Issuer	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	UBS Limited

J.P. Morgan Securities Ltd.

Co-Lead Managers:	Citigroup Global Markets Inc.

Dresdner Bank AG London Branch

HSBC Bank plc

Lehman Brothers International (Europe)

The Royal Bank of Scotland plc

Stabilization Manager:	UBS Limited

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. (KfW’s base prospectus relating to the notes is available through the following link:

http://www.sec.gov/Archives/edgar/data/821533/000115697306000021/f01146b5e424b5.htm#301). Alternatively, any manager participating in the offering will arrange to send you the prospectus, which you may request by calling toll-free 1 (888) 722-9555, extension 1088.

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.